UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Chemspec International Limited

(Name of Issuer)

Ordinary Shares, par value HK$0.01 per share

(Title of Class of Securities)

163868 102[1]

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 60 Ordinary Shares.

1	NAME OF REPORTING PERSON Jianhua Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,206,990,441 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,206,990,441 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,206,990,441 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.77%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Wise Lion Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,206,990,441 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,206,990,441 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,206,990,441 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.77%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Sanbrook Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,206,990,441 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,206,990,441 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,206,990,441 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.77%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON JH Yang Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,206,990,441 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,206,990,441 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,206,990,441 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.77%
12	TYPE OF REPORTING PERSON CO

ITEM 1	(a).	NAME OF ISSUER:

Chemspec International Limited (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 200 Wu Wei Road Shanghai 200331 People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

This Schedule 13G is filed by and on behalf of (a) Jianhua Yang, (b) Wise Lion Limited, (c) Sanbrook Holdings Limited and (d) the JH Yang Family Trust.

Jianhua Yang is the sole director of Wise Lion Limited, which is owned by Sanbrook Holdings Limited, a Bahamian company. Sanbrook Holdings is in turn wholly owned by Credit Suisse Trust Limited as trustee of the JH Yang Family Trust, which is a revocable trust constituted under the laws of Singapore with Jianhua Yang as settlor and Jianhua Yang’s family members as beneficiaries.

Jianhua Yang, Wise Lion Limited, Sanbrook Holdings Limited and the JH Yang Family Trust are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For Jianhua Yang:

c/o Chemspec International Limited

No. 200 Wu Wei Road

Shanghai 200331

People’s Republic of China

For Wise Lion Limited:

Sea Meadow House

Blackburne Highway

Road Town, Tortola

British Virgin Islands

For Sanbrook Holdings Limited:

The Bahamas Financial Centre

Shirley & Charlotte Street

P.O. Box 3023

Nassau, Bahamas

For the JH Yang Family Trust:

c/o Credit Suisse Trust Limited

1 Raffles Link #05-02

Singapore 039393

ITEM 2	(c)	CITIZENSHIP:

Jianhua Yang is a citizen of the People’s Republic of China.

Wise Lion Limited is a British Virgin Islands corporation.

Sanbrook Holdings Limited is a Bahamian corporation.

The JH Yang Family Trust is a revocable trust constituted under the laws of Singapore.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares.

ITEM 2	(e).	CUSIP NUMBER:

163868 102

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

ITEM 4.	OWNERSHIP.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jianhua Yang	1,206,990,441	54.77%	—	1,206,990,441	—	1,206,990,441
Wise Lion Limited	1,206,990,441	54.77%	—	1,206,990,441	—	1,206,990,441
Sanbrook Holdings Limited	1,206,990,441	54.77%	—	1,206,990,441	—	1,206,990,441
JH Yang Family Trust	1,206,990,441	54.77%	—	1,206,990,441	—	1,206,990,441

Wise Lion Limited is the record holder of 1,206,990,441 Ordinary Shares of the Issuer.

Jianhua Yang is the sole director and the sole beneficial owner of Wise Lion Limited, which is owned by Sanbrook Holdings Limited, a Bahamian company. Sanbrook Holdings is in turn wholly owned by Credit Suisse Trust Limited as trustee of the JH Yang Family Trust, which is a revocable trust constituted under the laws of Singapore with Jianhua Yang as settlor and Jianhua Yang’s family members as beneficiaries.

Pursuant to Rule 13d-3 under the Act, each of Jianhua Yang, Sanbrook Holdings Limited and the JH Yang Family Trust may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer owned by Wise Lion Limited. Jianhua Yang, Wise Lion Limited, Sanbrook Holdings Limited and the JH Yang Family Trust may also be deemed to be a group as defined in Rule 13d-5(b) under the Act, and each member of such group may be deemed to beneficially own the Ordinary Shares beneficially owned by other members constituting such group.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The members of this group are set forth as reporting persons on Schedule 13G.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

Jianhua Yang

/s/ Jianhua Yang
Jianhua Yang

Wise Lion Limited

By:	/s/ Jianhua Yang
Jianhua Yang
Director

Sanbrook Holdings Limited
For and on behalf of Bukit Merah Limited, as corporate director

By:	/s/ Peter Leppard
Peter Leppard
Authorized Signatory

By:	/s/ Tang Yang Ping
Tang Yang Ping
Authorized Signatory

JH Yang Family Trust
For an on behalf of Credit Suisse Trust Limited, as trustee

By:	/s/ Peter Leppard
Peter Leppard
Authorized Signatory

By:	/s/ Tang Yang Ping
Tang Yang Ping
Authorized Signatory